SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 4, 2002

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM PARTICIPAÇÕES S.A.

CNPJ Corporate Taxpayer Identification nº 02.570.688/0001-70

Board of Trade NIRE nº 53.3.0000581-8

Publicly Traded Company

CVM nº 01768-0

MATERIAL FACT

MINUTES OF THE BOARD OF DIRECTORS MEETING

Held on November 4, 2002

Date, time and place:

On November 4, 2002, at 2:00 p.m., at Av. Presidente Wilson, 231, 28th floor (part), in the City of Rio de Janeiro, State of Rio de Janeiro.

Summons:

The meeting was called through a correspondence dated October 24, 2002, signed by the Chairman of the Board of Directors, Mr. Luis Octavio da Motta Veiga (Doc. I).

Presences:

The following members of the Board of Directors of Brasil Telecom Participações S.A. (“BTP”) were present: Luis Octavio da Motta Veiga, Arthur Joaquim de Carvalho, Verônica Valente Dantas and Sérgio Ricardo Silva Rosa.

Board:

Upon opening of the meeting, Mr. Luis Octavio da Motta Veiga assumed the chairmanship of the meeting and invited Mr. Gabriel Andrade to act as secretary of the meeting.

Agenda:

To resolve on the proposal presented by BTP’s Executive Office for the granting of a guarantee by BTP to Brasil Telecom S.A. (“BT”), to secure the issuance of simple debentures by BT.

Deliberations:

Considering that the Minutes of this Meeting will be drawn up in a summary form, it was resolved that the Board members will be allowed to explain their vote in a separate document, which will be filed at the headquarters of BTP.

The Chairman stated the receipt of a Voting Trust to the members of the Board of Directors elected by indication of Invitel S.A. (“Invitel”), which will be filed at the headquarters of BTP (Doc. II).

The Chairman reviewed the matters set forth in the Agenda, and offered the floor to Mr. Raimundo Barreto Bastos, the BT Financial Operations Officer, who made a brief explanation about the proposal submitted by the BTP’s Executive Office for the granting of a guarantee by BTP to BT, a copy of which will be filed at the headquarters of BTP (Docs. III and IV).

The matter was put to vote, and the members of the Board of Directors of BTP present at the meeting unanimously approved the proposal by the BTP’s Executive Office for the granting of a guarantee by BTP to BT, in order to secure the issue of simple debentures by BT, a copy of which will be filed at the headquarters of BTP (Docs. III and IV). The guarantee fee approved hereunder will be equivalent to 0.42% (zero point forty two percent) per year, assessed on the secured amount.

Adjournment:

As there was nothing else to be discussed, the work was closed and the Meeting adjourned to draw up these Minutes.

This document is a free translation of the original minutes drawn up in the proper book.

Rio de Janeiro, November 4th, 2002.

/s/ Luis Octavio da Motta Veiga	/s/ Gabriel Andrade
Luis Octavio da Motta Veiga	Gabriel Andrade
Chairman	Secretary

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF No 02.570.688/0001 - 70
Board of Trade NIRE No 53 3 0000581 8

MATERIAL FACT

CREDIT OF INTEREST ON SHAREHOLDERS EQUITY

We hereby inform Brasil Telecom Participações S.A.’s (“Company”) shareholders that the Board of Directors, on a meeting held on June 24th, 2002, approved the credit of Interest on Shareholders Equity, relative to fiscal year 2002, as pursuant to Article 9 of Law 9,249 of December 26th, 1995 and to Comissão de Valores Mobiliários’ Deliberation 207/96.

I – Amount
The total amount of Interest on Shareholders Equity the Company decided to credit on October, 2002, according to the Board of Directors, is R$15,000,000.00 (Fifteen million reais), which corresponds to a gross amount of R$0.042616708269 per one thousand shares and an amount net of income tax of R$0.036224202028 per one thousand common and preferred shares.

II – Amount Credited and Paid on 2002 Fiscal Year – Deliberated on 06/24/20

Brazilian Ex-Date	Date of payment	Total credited (R$)	Gross amount per 1,000 shares (R$)	Net of income tax per 1,000 shares (R$)
06/26/2002	07/08/2002	116,000,000.00	0.329340527010	0.279939447959

III – Income Tax Withheld
Income tax of 15% will be withheld from the amount of credit of Interest on Shareholders Equity, except to those shareholders proven to have fiscal exemption or with differentiated taxation.

IV – Date of the Credit
The credit of Interest on Shareholders Equity, in the books of Brasil Telecom Participações S.A., will occur on October 31, 2002.

V – Date of Trading “ex-Interest on Shareholders Equity”
As of November 12th, 2002, Brasil Telecom Participações S.A.’s shares will trade “Ex-Interest on Shareholders Equity”, considering the shares deposited on November 11th, 2002.

VI – Information on the Payment and Credit of Dividends
Interest on Shareholders Equity shall be credited to dividends and is subject to approval of the 2003 Ordinary General Shareholders’ Meeting – A.G.O., which will deliberate on the date of the payment.

VII – Proof of Tax Exemption or Differentiated Taxation
Shareholders exempted from income tax or with differentiated taxation, according to the Brazilian tax legislation, shall prove such condition to the Custodian Bank Banco ABN AMRO REAL S.A., Gerenciamento de Acionistas de Terceiros, Av. Paulista, 1374/8º Andar – Cerqueira Cesar, zip code 01.310-916 – São Paulo – SP, until November 11th, 2002.

Brasília (DF), October 31, 2002.

/s/ Paulo Pedrão Rio Branco

Paulo Pedrão Rio Branco
Investor Relations Officer
Brasil Telecom Participações S.A.

Investor Relations
(55 61 ) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212 ) 983-1702
ivette.almeida@annemcbride.com

Brasil Telecom

ABRASCA Award – Best Annual Report

Brasília, Brazil, October 30, 2002 – Brasil Telecom Participações S.A. (BOV: BRTP3/BRTP4; NYSE: BRP) and Brasil Telecom S.A. (BOV: BRTO3/BRTO4; NYSE: BTM) today announced that they won second place for the ABRASCA AWARD on October 29, 2002 for Best Annual Report – 2002 Edition.

The ABRASCA AWARD (Brazilian Association of Listed Companies) indicated the best annual reports distributed as printed copies referred to fiscal year 2001. This was created in order to stimulate the elaboration of more transparent reports and qualitative and quantitative information. The Award recognized the eight best annual reports of “publicly held companies” and the two best annual reports of “closely held companies” out of 58.

This year, Brasil Telecom’s Annual Report achieved second place scoring 95 points out of 100, surpassing last years fifth place position.

This Award recognizes Brasil Telecom’s commitment to continuously improve the information released to the market.

# # #

Brasil Telecom Participações S.A. is the holding company of Brasil Telecom S.A., which provides local, intra-state and intra-region long distance, network, data communication and other value-added services to the states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná, and Rio Grande do Sul, as well as the Federal District. This operating area covers 23% of the population (over 40 million people), 25% of the Brazilian GDP (approximately R$276 billion in 2001) and 33% of the nation's territory (nearly 2.8 million km2).

Relações com Investidores
Investor Relations
(55 61 ) 415-1140
ri@brasiltelecom.com.br

Relações com a Mídia (no Brasil)
(55 61 ) 415-1378/415-8087
cesarb@brasiltelecom.com.br

Media Relations (outside Brazil)
(1 212 ) 983-1702
ivette.almeida@annemcbride.com

Brasil Telecom
Third Quarter 2002 Results

Earnings Release

Date: November 7th, 2002 (Thursday)
Time: After the NYSE and the Bovespa close

To access the earnings release:
•	Brasil Telecom Participações S.A.
www.brasiltelecom.com.br/rinew/bp_earnings.asp

•	Brasil Telecom S.A.
www.brasiltelecom.com.br/rinew/bp_earnings.asp

Conference Call

Carla Cico (Brasil Telecom S.A.’s CEO) and the IR Team will host the call. The conference will be held in English.

Date:	November 8th, 2002 (Friday)
Time:	12 p.m. Brasília time
09 a.m. Eastern time
To access:	(719) 457-2600

Please call 10 minutes prior to the start of the conference call.

If you cannot participate, arrangements have been made for a replay of the conference call from 12 p.m. (Eastern time), November 8th, 2002 (Friday) until 09 p.m. (Eastern time), November 14th, 2002 (Thursday), by dialing (719) 457-0820 (code 592061).

A replay of the conference call will also be available in our website:
www.brasiltelecom.com.br/rinew/bs_conference.asp

For further information please contact:
ri@brasiltelecom.com.br

ABAMEC-DF Meeting

Date:	November 20th, 2002 (Wednesday)
Time:	5:00 p.m. Brasília time
Place:	Bonaparte Hotel Residence – Salão Ouro
Setor Hoteleiro Sul – Qd 2, Bloco J – Brasília, Brazil

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 4, 2002

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: /s/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco
Title: Financial Executive Officer